SHINSEI BANK

株式会社新生銀行
〒100-8501 東京都千代田区内幸町2-1-8
SHINSEI BANK, LIMITED
1-8, Uchisaiwaicho 2-chome, Chiyoda-ku, Tokyo 100-8501 Japan

File No. 82-34775

September 1, 2005

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
Room 3094 – Stop 3-6
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Re: Shinsei Bank, Limited – 12g3-2(b) exemption

Ladies and Gentlemen:

In connection with our exemption as a foreign private issuer pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, we hereby furnish the Securities and Exchange Commission with the following information required by Rule 12g3-2(b):

A. English Language Documents

(1) Press release dated August 29, 2005 (Attached hereto as Exhibit A-1)
(2) Press release dated August 30, 2005 (Attached hereto as Exhibit A-2)
(3) Press release dated August 31, 2005 (Attached hereto as Exhibit A-3)
(4) Press release dated August 31, 2005 (Attached hereto as Exhibit A-4)
(5) Press release dated August 31, 2005 (Attached hereto as Exhibit A-5)
(6) Press release dated September 1, 2005 (Attached hereto as Exhibit A-6)

B. Japanese Language Documents

(1) Press release dated August 29, 2005
(English Translation attached hereto as Exhibit B-1, the same as A-1)
(2) Press release dated August 30, 2005
(English Translation attached hereto as Exhibit B-2, the same as A-2)
(3) Press release dated August 31, 2005
(English Translation attached hereto as Exhibit B-3, the same as A-3)
(4) Press release dated August 31, 2005
(English Translation attached hereto as Exhibit B-4, the same as A-4)
(5) Press release dated August 31, 2005
(English Translation attached hereto as Exhibit B-5, the same as A-5)
(6) Press release dated September 1, 2005
(English Translation attached hereto as Exhibit B-6, the same as A-6)

dlw 9/12

C. Japanese Language Documents

Brief descriptions of the documents for which no English language version has been prepared are set forth in Annex A hereto.

Very truly yours,

Shinsei Bank, Limited

By ______________________

Name: Kazumi Kojima

Title: General Manager
Corporate Communications Division

SHINSEI BANK

SHINSEI BANK, LIMITED
1-8, Uchisaiwaicho 2-Chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: 03-5511-5111

For Immediate Release

Shinsei Bank, Limited
(Code: 8303 TSE First Section)

Shinsei Bank Joins Cosmos Alliance to Invest in Bio-venture Companies

Tokyo (Monday , August 29, 2005) – Shinsei Bank, Limited ("Shinsei Bank)" announced today that it has joined the Cosmos Alliance, an international membership organization dedicated to the advancement and commercialization of bio-life sciences through strategic investments, research collaboration, and technology exchange among its members. Through the Cosmos Alliance, Shinsei Bank seeks to leverage its private equity expertise and global network to invest in and nurture promising bio-venture companies. Shinsei is the first Japanese bank to join the Alliance.

"The Cosmos Alliance represents an ideal platform for Shinsei Bank to continue to expand our investment presence in the medical and life science areas. We are very excited at the prospects of working with the Alliance in supporting the development of member companies," said Daniel Fujii, head of the Private Equity Division at Shinsei Bank.

Shinsei aims to expand its business network and enhance its knowledge and experience in the bio-life science industry. Shinsei also looks forward to continue to build a professional relationship within the Alliance in other opportunity areas.

The Cosmos Alliance was launched in August 2002 by Dr. Frank E. Young, M.D., Ph.D., former Commissioner of the U.S. Food and Drug Administration, to enable more rapid development of biomedical products, in turn aiding people with life-threatening diseases. The organization connects large bio-life science companies and financial investors to carefully screened small technology, research and development member companies seeking equity investments and/or collaboration opportunities.

"Shinsei Bank's financial experience will bring a new dimension to Cosmos Alliance by providing capital, a sophisticated understanding of financial markets, and, through its investments, disciplined analysis that will bring tangible benefits to the emerging bio life science companies and added value to other investors. It is rare that such added value can be so readily realized", said Dr. Young, "and I am extremely pleased and very honored that this bank, which has redefined Japanese banking is once again at the forefront in helping investors and emerging companies realize their best and highest potential in science, management, and profitability."

Other members of the Cosmos Alliance include Mitsubishi Corporation, Shin-Etsu Chemical Co, Olympus Corporation, JSR Corporation, Dai Nippon Printing, Tokio Marine Nichido, and Fuji Photo Film.

About The Cosmos Alliance
The Cosmos Alliance is an international cross-industrial "club" designed to develop, promote and foster breakthrough technologies in bio-life sciences. Under the Alliance, research-intensive early stage and emerging companies with breakthrough platform technologies are encouraged to form alliances with well-established companies seeking to move into new fields as well as to harvest returns from equity investments. Research and development-stage company members join the Alliance to receive research contracts from companies interested in their technology. Finally, universities and other research organization members join the Alliance to present their breakthrough research and technology to Alliance members and to form valuable strategic partnerships. For more information on the Alliance please visit www.cosmosalliance.com.

About Shinsei Bank
Shinsei Bank is a Japanese banking institution founded on global standards of governance and management. With over $56 billion in assets and 29 branches throughout Japan (non-consolidated, as of June 2005), Shinsei provides a broad range of value-added financial solutions to institutional and individual customers under the banner of "Better Banking." Our *PowerFlex* account, free ATM network and internet banking service along with our customer friendly financial centers have redefined the Japanese retail banking experience. Shinsei is committed to long-term growth and profitability by expanding its customer-focused business model.

News and other information about Shinsei Bank are available at
http://www.shinseibank.com/english/index.html.

SHINSEI BANK

SHINSEI BANK, LIMITED
1-8, Uchisaiwaicho 2-Chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: 03-5511-5111

Shinsei Bank, Limited
(Code: 8303 TSE First Section)

Shinsei Bank to Expand ATM Network at Tokyo Metro Stations
~ Otemachi, Takadanobaba, Oji and Minami-gyotoku Stations ~

Tokyo (Tuesday, August 30, 2005) – Shinsei Bank, Limited ("Shinsei Bank") today announced to start providing its ATM services at four additional subway stations, Otemachi, Takadanobaba, Oji and Minami-gyotoku Stations run by Tokyo Metro Co., Ltd. ("Tokyo Metro") on September 1, 2005. Shinsei Bank has been promoting its ATM network project at Tokyo Metro major stations since March this year. Consequently, ATMs installed at Tokyo Metro stations will be 12 in total, expanding the network to be 15 stations soon.

ATMs of Tokyo Metro Stations will operate 365 days a year during the station opening hours. Cash and credit cards available for Shinsei ATMs include Shinsei *PowerFlex* cash card (free ATM services at all times), partner financial institutions' cash cards including major Japanese city banks and Japan Post (available only during alliance system operating hours), and selected credit cards (APLUS, JCB, VISA Japan, Credit Saison, among others). In the upper part of each Shinsei ATM machine, liquid crystal display will be installed and display news and financial product information.

Shinsei Bank is aiming to bring the reality of a lifestyle abundant with color to our customers, through the branding concept "Color your life." Shinsei Bank continues to strive to develop products and services which offer value and convenience to our customers. Through the extensive ATM network, customers can fully enjoy the benefits of a *PowerFlex* account including free 24-hour ATM services. The Keikyu Station Bank ATMs located inside Keihin Kyuko train stations and ATMs inside Kintetsu Corporation train stations and Sagami Railway stations have been well received by customers. By expanding the ATM network in Tokyo Metro stations, Shinsei Bank will further increase customer convenience.

【Shinsei ATMs installed at Tokyo Metro Stations】

Current locations: Akasaka-mitsuke, Aoyama-itchome, Urayasu, Ningyocho, Ogikubo, Nogizaka, Kiba and Shinjuku-sanchome stations

To be installed September 1: Otemachi (One location each near Hanzomon, Chiyoda, and Tozai-line at Otemachi station), Takadanobaba, Oji, and Minami-gyotoku stations

To be installed after October: Tameike-sanno, Kokkai-gijidomae, and Myogadani stations

******

Shinsei Bank is a Japanese banking institution founded on global standards of governance and management. With over $56 billion in assets and 29 branches throughout Japan (non-consolidated, as of June 2005), Shinsei provides a broad range of value-added financial solutions to institutional and individual customers under the banner of "Better Banking." Our PowerFlex account, free ATM network and internet banking service along with our customer friendly financial centers have redefined the Japanese retail banking experience. Shinsei is committed to long-term growth and profitability by expanding its customer-focused business model.

News and other information about Shinsei Bank are available at http://www.shinseibank.com/english/index.html.

SHINSEI BANK

SHINSEI BANK, LIMITED
1-8, Uchisaiwaicho 2-Chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: 03-5511-5111

For Immediate Release

Shinsei Bank, Limited
(Code: 8303, TSE First Section)

Shinsei Bank Announces Organizational Change

Tokyo (Wednesday, August 31, 2005) --- Shinsei Bank, Limited ("Shinsei Bank") today announced the following organizational change effective September 1, 2005:

1. Organizational Change

Capital Markets Product Control Division shall be established in the Finance Group to strengthen the control of business operations for capital markets products.

2. Effective Date September 1, 2005

******

Shinsei Bank is a Japanese banking institution founded on global standards of governance and management. With over $56 billion in assets and 29 branches throughout Japan (non-consolidated, as of June 2005), Shinsei provides a broad range of value-added financial solutions to institutional and individual customers under the banner of "Better Banking." Our PowerFlex account, free ATM network and internet banking service along with our customer friendly financial centers have redefined the Japanese retail banking experience. Shinsei is committed to long-term growth and profitability by expanding its customer-focused business model.

News and other information about Shinsei Bank are available at http://www.shinseibank.com/english/index.html.

SHINSEI BANK

SHINSEI BANK, LIMITED
1-8, Uchisaiwaicho 2-Chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: 03-5511-5111

For Immediate Release

Company Name: Shinsei Bank, Limited
Name of Representative: Thierry Porté
President and CEO
(Code: 8303 TSE First Section)

Announcement of Intention to Convert APLUS Class A Preferred Shares

Tokyo (Wednesday, August 31, 2005) --- Shinsei Bank, Limited ("Shinsei Bank") today announced its intention to convert 100% of its Class A Preferred Shares of APLUS Co. Ltd. ("APLUS") held by a subsidiary of Shinsei Bank to common shares prior to August 31, 2006. This decision reflects Shinsei Bank's long-term support of APLUS and when executed, will increase the subsidiary's share of APLUS common shares from 67.0% to 71.9%.

APLUS Class A Preferred Shares

Face Amount	5,000,000,000 yen
Number of Shares	5,000,000 shares
Issue Price	1,000 yen
Conversion Price (as of August 31, 2005)	146.9 yen

Class A 100% Owner YMS 6 Co. Ltd. (YMS6 is a 100% subsidiary of Shinsei Bank)

In relation to the above, in order to preserve APLUS's public listing on the first section of the Osaka Securities Exchange ("Exchange"), Shinsei Bank intends to sell a small portion (less than 5%) of APLUS common shares which Shinsei Bank holds through YMS 6 Co., Ltd. As a result, the largest ten shareholders and other shareholders of APLUS specified in the criteria for delisting of the exchange will collectively own less than 80% of the outstanding common shares in APLUS, and the Exchange's criteria for delisting will not be applied to APLUS common shares.

******

Shinsei Bank is a Japanese banking institution founded on global standards of governance and management. With over $56 billion in assets and 29 branches throughout Japan (non-consolidated, as of June 2005), Shinsei provides a broad range of value-added financial solutions to institutional and individual customers under the banner of "Better Banking." Our PowerFlex account, free ATM network and internet banking service along with our customer friendly financial centers have redefined the Japanese retail banking experience. Shinsei is committed to long-term growth and profitability by expanding its customer-focused business model.

News and other information about Shinsei Bank are available at http://www.shinseibank.com/english/index.html.

******

APLUS Co., Ltd. was established in 1956 and was listed on the first section of the Osaka Securities Exchange in 1984. In 1992 the company was renamed "APLUS Co., Ltd." which expresses its determination to "develop business beyond the best." In September 2004 APLUS became a member of the Shinsei Bank Group.
APLUS's business vision is based on retail financial service development. Its core businesses are: "shopping credit" such as credit for cars, household furnishings, etc; "card operations" for credit cards; and "consumer credit" providing total financial services for individual customers. Striding beyond the role of a credit sales company, APLUS will continue its efforts toward better services, aiming to become a "retail non-bank" providing total financial services for its customers.
For other information about APLUS is available at http://www.aplus.co.jp

SHINSEI BANK

SHINSEI BANK, LIMITED
1-8, Uchisaiwaicho 2-Chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: 03-5511-5111

For Immediate Release

Shinsei Bank, Limited
(Code: 8303, TSE First Section)

Shinsei Bank Announces Executive Assignment Change

Tokyo (Wednesday, August 31, 2005) --- Shinsei Bank, Limited ("Shinsei Bank") today announced the following executive assignment change, effective September 1, 2005.

	New Position	Former Position
John E. Mack	Senior Managing Executive Officer, Chief Financial Officer, Head of Finance Group, GM/Capital Markets Product Control Division	Senior Managing Executive Officer, Chief Financial Officer, Head of Finance Group

******

Shinsei Bank is a Japanese banking institution founded on global standards of governance and management. With over $56 billion in assets and 29 branches throughout Japan (non-consolidated, as of June 2005), Shinsei provides a broad range of value-added financial solutions to institutional and individual customers under the banner of "Better Banking." Our PowerFlex account, free ATM network and internet banking service along with our customer friendly financial centers have redefined the Japanese retail banking experience. Shinsei is committed to long-term growth and profitability by expanding its customer-focused business model.

News and other information about Shinsei Bank are available at http://www.shinseibank.com/english/index.html.

INFORMATION

SHINSEI BANK

SHINSEI BANK, LIMITED
1-8, Uchisaiwaicho 2-Chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: 03-5511-5111

For Immediate Release

Shinsei Bank, Limited
(Code: 8303 TSE First Section)

Shinsei Bank to Open "Shinsei *BankSpot*" at Umeda and Shinsaibashi in Osaka

- Small branch newly opened at Shinsaibashi and refurbished Hankyu-Umeda Annex -

Tokyo (Thursday, September 1, 2005) – Shinsei Bank, Limited ("Shinsei Bank") today announced the opening of small branches, Shinsei *BankSpots*, in Kansai region. Hankyu-Umeda annex will be relocated and remodeled as "Hankyu-Umeda *BankSpot*" on Monday, September 5, 2005, followed by "Shinsaibashi *BankSpot*" to be newly opened on Wednesday, September 7, 2005.

"Shinsei *BankSpot*" is a new type of branch to quickly offer more convenient and high value-added products and services to customers. At *BankSpot*, customers can open an account and receive a cash card on the spot. Furthermore, professional staffers provide advice and recommendation on financial products to meet each customer's needs and lifestyle at asset-management consulting booth. At the 24-hour corner, ATM, PC for Internet Banking and phone with the direct line to the call center are available.

Following a large-scale rebuilding of Hankyu Department Store, "Hankyu-Umeda Annex" will be relocated within a concourse of first floor of Hankyu Grand Building to be reopened as "Hankyu-Umeda *BankSpot*." Furthermore, "Shinsaibashi *BankSpot*" will newly open at the Shinsaibashi Shopping Promenade on which Sogo Shinsaibashi Department Store and Daimaru Shinsaibashi Department Store are located. Especially, Sogo Shinsaibashi Store's Grand Opening will coincide on the same day, September 7. (Please see the attached for the details of each *BankSpot*.)

Shinsei Bank will continue to satisfy customers' diverse needs as well as to provide more convenience with effective operation.

■ Hankyu-Umeda *BankSpot* (Image)



■ Shinsaibashi *BankSpot* (Image)



******

Shinsei Bank is a Japanese banking institution founded on global standards of governance and management. With over $56 billion in assets and 29 branches throughout Japan (non-consolidated, as of June 2005), Shinsei provides a broad range of value-added financial solutions to institutional and individual customers under the banner of "Better Banking." Our PowerFlex account, free ATM network and internet banking service along with our customer friendly financial centers have redefined the Japanese retail banking experience. Shinsei is committed to long-term growth and profitability by expanding its customer-focused business model.

News and other information about Shinsei Bank are available at http://www.shinseibank.com/english/index.html.

【Shinsei Bank Hankyu-Umeda *BankSpot*】

Official Name: Shinsei Bank Hankyu-Umeda Annex

Location: First floor of Hankyu Grand Building, 8-47 Kakuda-cho, Kita-ku, Osaka-shi

Opening Date: Monday, September 5, 2005

Business hours: 9 a.m. to 7 p.m. on weekdays (Monday through Friday)
※ATM, PC for Internet banking, and phone with direct line to the call center are available 24 hours and 365 days.

Staff: Always 3 to 5 staffers

Services available:
1. A/C opening and cash card issuance on the spot
2. Asset-management consulting and advice on financial products suitable for each customer's needs
3. ATM, PC for Internet banking, and phone with direct line to the call center

□ Hankyu-Umeda *BankSpot* (Map)



New location
UFJ Bank
Mitsui Trust Bank
Store
SHINSEI BANK
Hankyu Umeda Station
Hankyu Department Store
Osaka Station

【Shinsei Bank Shinsaibashi *BankSpot*】

Official Name: Shinsei Bank Shinsaibashi Annex

Location: 1-5-18 Shinsaibashi-suji, Chuo-ku, Osaka-shi

Opening Date: Wednesday, September 7, 2005

Business hours: 9 a.m. to 7 p.m. on weekdays (Monday through Friday)
※ATM, PC for Internet banking, and phone with direct line to the call center are available 24 hours and 365 days.

Staff: Always 3 to 5 staffers

Services available:
1. A/C opening and cash card issuance on the spot
2. Asset-management consulting and advice on financial products suitable for each customer's needs (start on October 1)
3. ATM, PC for Internet banking, and phone with direct line to the call center

□ Shinsaibashi *BankSpot* (Map)



TOKYU HANDS
To Nishinagahori
To Hommachi
Nagahori-dori
To Tanimachi
Subway Midosuji Line
Shinsaibashi Sta. Exit (6)
Hotel Nikko Osaka
SOGO Dept.
Shinsaibashi Annex
Yotsubashi IC
Shinsaibashi OPA
Midosuji
Daimaru Dept.
Sakaisuji
Big Step
Daimaru South Bldg.
Europe-dori
Midosuji-suboumachi
Shinsaibashi AXY
To Nihombashi
To Namba
Shinsaibashisuji

SHINSEI BANK

SHINSEI BANK, LIMITED
1-8, Uchisaiwaicho 2-Chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: 03-5511-5111

For Immediate Release

Shinsei Bank, Limited
(Code: 8303 TSE First Section)

Shinsei Bank Joins Cosmos Alliance to Invest in Bio-venture Companies

Tokyo (Monday , August 29, 2005) – Shinsei Bank, Limited ("Shinsei Bank)" announced today that it has joined the Cosmos Alliance, an international membership organization dedicated to the advancement and commercialization of bio-life sciences through strategic investments, research collaboration, and technology exchange among its members. Through the Cosmos Alliance, Shinsei Bank seeks to leverage its private equity expertise and global network to invest in and nurture promising bio-venture companies. Shinsei is the first Japanese bank to join the Alliance.

"The Cosmos Alliance represents an ideal platform for Shinsei Bank to continue to expand our investment presence in the medical and life science areas. We are very excited at the prospects of working with the Alliance in supporting the development of member companies," said Daniel Fujii, head of the Private Equity Division at Shinsei Bank.

Shinsei aims to expand its business network and enhance its knowledge and experience in the bio-life science industry. Shinsei also looks forward to continue to build a professional relationship within the Alliance in other opportunity areas.

The Cosmos Alliance was launched in August 2002 by Dr. Frank E. Young, M.D., Ph.D., former Commissioner of the U.S. Food and Drug Administration, to enable more rapid development of biomedical products, in turn aiding people with life-threatening diseases. The organization connects large bio-life science companies and financial investors to carefully screened small technology, research and development member companies seeking equity investments and/or collaboration opportunities.

"Shinsei Bank's financial experience will bring a new dimension to Cosmos Alliance by providing capital, a sophisticated understanding of financial markets, and, through its investments, disciplined analysis that will bring tangible benefits to the emerging bio life science companies and added value to other investors. It is rare that such added value can be so readily realized", said Dr. Young, "and I am extremely pleased and very honored that this bank, which has redefined Japanese banking is once again at the forefront in helping investors and emerging companies realize their best and highest potential in science, management, and profitability."

Other members of the Cosmos Alliance include Mitsubishi Corporation, Shin-Etsu Chemical Co, Olympus Corporation, JSR Corporation, Dai Nippon Printing, Tokio Marine Nichido, and Fuji Photo Film.

About The Cosmos Alliance
The Cosmos Alliance is an international cross-industrial "club" designed to develop, promote and foster breakthrough technologies in bio-life sciences. Under the Alliance, research-intensive early stage and emerging companies with breakthrough platform technologies are encouraged to form alliances with well-established companies seeking to move into new fields as well as to harvest returns from equity investments. Research and development-stage company members join the Alliance to receive research contracts from companies interested in their technology. Finally, universities and other research organization members join the Alliance to present their breakthrough research and technology to Alliance members and to form valuable strategic partnerships. For more information on the Alliance please visit www.cosmosalliance.com.

About Shinsei Bank
Shinsei Bank is a Japanese banking institution founded on global standards of governance and management. With over $56 billion in assets and 29 branches throughout Japan (non-consolidated, as of June 2005), Shinsei provides a broad range of value-added financial solutions to institutional and individual customers under the banner of "Better Banking." Our *PowerFlex* account, free ATM network and internet banking service along with our customer friendly financial centers have redefined the Japanese retail banking experience. Shinsei is committed to long-term growth and profitability by expanding its customer-focused business model.

News and other information about Shinsei Bank are available at http://www.shinseibank.com/english/index.html.

SHINSEI BANK

SHINSEI BANK, LIMITED
1-8, Uchisaiwaicho 2-Chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: 03-5511-5111

Shinsei Bank, Limited
(Code: 8303 TSE First Section)

Shinsei Bank to Expand ATM Network at Tokyo Metro Stations
~ Otemachi, Takadanobaba, Oji and Minami-gyotoku Stations ~

Tokyo (Tuesday, August 30, 2005) – Shinsei Bank, Limited ("Shinsei Bank") today announced to start providing its ATM services at four additional subway stations, Otemachi, Takadanobaba, Oji and Minami-gyotoku Stations run by Tokyo Metro Co., Ltd. ("Tokyo Metro") on September 1, 2005. Shinsei Bank has been promoting its ATM network project at Tokyo Metro major stations since March this year. Consequently, ATMs installed at Tokyo Metro stations will be 12 in total, expanding the network to be 15 stations soon.

ATMs of Tokyo Metro Stations will operate 365 days a year during the station opening hours. Cash and credit cards available for Shinsei ATMs include Shinsei *PowerFlex* cash card (free ATM services at all times), partner financial institutions' cash cards including major Japanese city banks and Japan Post (available only during alliance system operating hours), and selected credit cards (APLUS, JCB, VISA Japan, Credit Saison, among others). In the upper part of each Shinsei ATM machine, liquid crystal display will be installed and display news and financial product information.

Shinsei Bank is aiming to bring the reality of a lifestyle abundant with color to our customers, through the branding concept "Color your life." Shinsei Bank continues to strive to develop products and services which offer value and convenience to our customers. Through the extensive ATM network, customers can fully enjoy the benefits of a *PowerFlex* account including free 24-hour ATM services. The Keikyu Station Bank ATMs located inside Keihin Kyuko train stations and ATMs inside Kintetsu Corporation train stations and Sagami Railway stations have been well received by customers. By expanding the ATM network in Tokyo Metro stations, Shinsei Bank will further increase customer convenience.

【Shinsei ATMs installed at Tokyo Metro Stations】

Current locations: Akasaka-mitsuke, Aoyama-itchome, Urayasu, Ningyocho, Ogikubo, Nogizaka, Kiba and Shinjuku-sanchome stations

To be installed September 1: Otemachi (One location each near Hanzomon, Chiyoda, and Tozai-line at Otemachi station), Takadanobaba, Oji, and Minami-gyotoku stations

To be installed after October: Tameike-sanno, Kokkai-gijidomae, and Myogadani stations

******

Shinsei Bank is a Japanese banking institution founded on global standards of governance and management. With over $56 billion in assets and 29 branches throughout Japan (non-consolidated, as of June 2005), Shinsei provides a broad range of value-added financial solutions to institutional and individual customers under the banner of "Better Banking." Our PowerFlex account, free ATM network and internet banking service along with our customer friendly financial centers have redefined the Japanese retail banking experience. Shinsei is committed to long-term growth and profitability by expanding its customer-focused business model.

News and other information about Shinsei Bank are available at http://www.shinseibank.com/english/index.html.

INFORMATION

SHINSEI BANK

SHINSEI BANK, LIMITED
1-8, Uchisaiwaicho 2-Chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: 03-5511-5111

For Immediate Release

Shinsei Bank, Limited
(Code: 8303, TSE First Section)

Shinsei Bank Announces Organizational Change

Tokyo (Wednesday, August 31, 2005) --- Shinsei Bank, Limited ("Shinsei Bank") today announced the following organizational change effective September 1, 2005:

1. Organizational Change

Capital Markets Product Control Division shall be established in the Finance Group to strengthen the control of business operations for capital markets products.

2. Effective Date September 1, 2005

******

Shinsei Bank is a Japanese banking institution founded on global standards of governance and management. With over $56 billion in assets and 29 branches throughout Japan (non-consolidated, as of June 2005), Shinsei provides a broad range of value-added financial solutions to institutional and individual customers under the banner of "Better Banking." Our PowerFlex account, free ATM network and internet banking service along with our customer friendly financial centers have redefined the Japanese retail banking experience. Shinsei is committed to long-term growth and profitability by expanding its customer-focused business model.

News and other information about Shinsei Bank are available at http://www.shinseibank.com/english/index.html.

SHINSEI BANK

SHINSEI BANK, LIMITED
1-8, Uchisaiwaicho 2-Chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: 03-5511-5111

For Immediate Release

Company Name: Shinsei Bank, Limited
Name of Representative: Thierry Porté
President and CEO
(Code: 8303 TSE First Section)

Announcement of Intention to Convert APLUS Class A Preferred Shares

Tokyo (Wednesday, August 31, 2005) --- Shinsei Bank, Limited ("Shinsei Bank") today announced its intention to convert 100% of its Class A Preferred Shares of APLUS Co. Ltd. ("APLUS") held by a subsidiary of Shinsei Bank to common shares prior to August 31, 2006. This decision reflects Shinsei Bank's long-term support of APLUS and when executed, will increase the subsidiary's share of APLUS common shares from 67.0% to 71.9%.

<u>APLUS Class A Preferred Shares</u>

Face Amount	5,000,000,000 yen
Number of Shares	5,000,000 shares
Issue Price	1,000 yen
Conversion Price (as of August 31, 2005)	146.9 yen

Class A 100% Owner YMS 6 Co. Ltd. (YMS6 is a 100% subsidiary of Shinsei Bank)

In relation to the above, in order to preserve APLUS's public listing on the first section of the Osaka Securities Exchange ("Exchange"), Shinsei Bank intends to sell a small portion (less than 5%) of APLUS common shares which Shinsei Bank holds through YMS 6 Co., Ltd. As a result, the largest ten shareholders and other shareholders of APLUS specified in the criteria for delisting of the exchange will collectively own less than 80% of the outstanding common shares in APLUS, and the Exchange's criteria for delisting will not be applied to APLUS common shares.

******

Shinsei Bank is a Japanese banking institution founded on global standards of governance and management. With over $56 billion in assets and 29 branches throughout Japan (non-consolidated, as of June 2005), Shinsei provides a broad range of value-added financial solutions to institutional and individual customers under the banner of "Better Banking." Our PowerFlex account, free ATM network and internet banking service along with our customer friendly financial centers have redefined the Japanese retail banking experience. Shinsei is committed to long-term growth and profitability by expanding its customer-focused business model.

News and other information about Shinsei Bank are available at http://www.shinseibank.com/english/index.html.

******

APLUS Co., Ltd. was established in 1956 and was listed on the first section of the Osaka Securities Exchange in 1984. In 1992 the company was renamed "APLUS Co., Ltd." which expresses its determination to "develop business beyond the best." In September 2004 APLUS became a member of the Shinsei Bank Group.

APLUS's business vision is based on retail financial service development. Its core businesses are: "shopping credit" such as credit for cars, household furnishings, etc; "card operations" for credit cards; and "consumer credit" providing total financial services for individual customers. Striding beyond the role of a credit sales company, APLUS will continue its efforts toward better services, aiming to become a "retail non-bank" providing total financial services for its customers.

For other information about APLUS is available at http://www.aplus.co.jp

INFORMATION

SHINSEI BANK

SHINSEI BANK, LIMITED

1-8, Uchisaiwaicho 2-Chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: 03-5511-5111

For Immediate Release

Shinsei Bank, Limited
(Code: 8303, TSE First Section)

Shinsei Bank Announces Executive Assignment Change

Tokyo (Wednesday, August 31, 2005) --- Shinsei Bank, Limited ("Shinsei Bank") today announced the following executive assignment change, effective September 1, 2005.

	New Position	Former Position
John E. Mack	Senior Managing Executive Officer, Chief Financial Officer, Head of Finance Group, GM/Capital Markets Product Control Division	Senior Managing Executive Officer, Chief Financial Officer, Head of Finance Group

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Shinsei Bank is a Japanese banking institution founded on global standards of governance and management. With over $56 billion in assets and 29 branches throughout Japan (non-consolidated, as of June 2005), Shinsei provides a broad range of value-added financial solutions to institutional and individual customers under the banner of "Better Banking." Our PowerFlex account, free ATM network and internet banking service along with our customer friendly financial centers have redefined the Japanese retail banking experience. Shinsei is committed to long-term growth and profitability by expanding its customer-focused business model.

News and other information about Shinsei Bank are available at http://www.shinseibank.com/english/index.html.

Exhibit B-6

INFORMATION

SHINSEI BANK

SHINSEI BANK, LIMITED
1-8, Uchisaiwaicho 2-Chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: 03-5511-5111

For Immediate Release

Shinsei Bank, Limited
(Code: 8303 TSE First Section)

Shinsei Bank to Open "Shinsei *BankSpot*" at Umeda and Shinsaibashi in Osaka

- Small branch newly opened at Shinsaibashi and refurbished Hankyu-Umeda Annex -

Tokyo (Thursday, September 1, 2005) – Shinsei Bank, Limited ("Shinsei Bank") today announced the opening of small branches, Shinsei *BankSpots*, in Kansai region. Hankyu-Umeda annex will be relocated and remodeled as "Hankyu-Umeda *BankSpot*" on Monday, September 5, 2005, followed by "Shinsaibashi *BankSpot*" to be newly opened on Wednesday, September 7, 2005.

"Shinsei *BankSpot*" is a new type of branch to quickly offer more convenient and high value-added products and services to customers. At *BankSpot*, customers can open an account and receive a cash card on the spot. Furthermore, professional staffers provide advice and recommendation on financial products to meet each customer's needs and lifestyle at asset-management consulting booth. At the 24-hour corner, ATM, PC for Internet Banking and phone with the direct line to the call center are available.

Following a large-scale rebuilding of Hankyu Department Store, "Hankyu-Umeda Annex" will be relocated within a concourse of first floor of Hankyu Grand Building to be reopened as "Hankyu-Umeda *BankSpot*." Furthermore, "Shinsaibashi *BankSpot*" will newly open at the Shinsaibashi Shopping Promenade on which Sogo Shinsaibashi Department Store and Daimaru Shinsaibashi Department Store are located. Especially, Sogo Shinsaibashi Store's Grand Opening will coincide on the same day, September 7. (Please see the attached for the details of each *BankSpot*.)

Shinsei Bank will continue to satisfy customers' diverse needs as well as to provide more convenience with effective operation.

■ Hankyu-Umeda *BankSpot* (Image)



■ Shinsaibashi *BankSpot* (Image)



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Shinsei Bank is a Japanese banking institution founded on global standards of governance and management. With over $56 billion in assets and 29 branches throughout Japan (non-consolidated, as of June 2005), Shinsei provides a broad range of value-added financial solutions to institutional and individual customers under the banner of "Better Banking." Our PowerFlex account, free ATM network and internet banking service along with our customer friendly financial centers have redefined the Japanese retail banking experience. Shinsei is committed to long-term growth and profitability by expanding its customer-focused business model.

News and other information about Shinsei Bank are available at http://www.shinseibank.com/english/index.html.

【Shinsei Bank Hankyu-Umeda *BankSpot*】

Official Name: Shinsei Bank Hankyu-Umeda Annex
Location: First floor of Hankyu Grand Building, 8-47 Kakuda-cho, Kita-ku, Osaka-shi
Opening Date: Monday, September 5, 2005
Business hours: 9 a.m. to 7 p.m. on weekdays (Monday through Friday)
※ATM, PC for Internet banking, and phone with direct line to the call center are available 24 hours and 365 days.
Staff: Always 3 to 5 staffers
Services available:
1. A/C opening and cash card issuance on the spot
2. Asset-management consulting and advice on financial products suitable for each customer's needs
3. ATM, PC for Internet banking, and phone with direct line to the call center

□ Hankyu-Umeda *BankSpot* (Map)


New location
UFJ Bank
Hankyu Umeda Station
Hankyu Department Store
JR Osaka Station

【Shinsei Bank Shinsaibashi *BankSpot*】

Official Name: Shinsei Bank Shinsaibashi Annex
Location: 1-5-18 Shinsaibashi-suji, Chuo-ku, Osaka-shi
Opening Date: Wednesday, September 7, 2005
Business hours: 9 a.m. to 7 p.m. on weekdays (Monday through Friday)
※ATM, PC for Internet banking, and phone with direct line to the call center are available 24 hours and 365 days.
Staff: Always 3 to 5 staffers
Services available:
1. A/C opening and cash card issuance on the spot
2. Asset-management consulting and advice on financial products suitable for each customer's needs (start on October 1)
3. ATM, PC for Internet banking, and phone with direct line to the call center

□ Shinsaibashi *BankSpot* (Map)


TOKYU HANDS
To Nishinagahori
Nagahori-dori
To Tanimachi
To Hommachi
Subway Midosuji Line
Shinsaibashi Sta. Exit (6)
Hotel Nikko Osaka
SOGO Dept.
Shinsaibashi Annex
Shinsaibashi OPA
Midosuji
Daimaru Dept.
Sakaisuji
Yotsubashi IC
Big Step
Daimaru South Bldg.
Europe-dori
Midosuji-suboumachi
Shinsaibashi AXY
To Namba
Shinsaibashisuji
To Nihombashi

[Annex A]

BRIEF DESCRIPTION OF JAPANESE DOCUMENTS

Status Exchange Report dated August 31, 2005
A status exchange report is required under the Securities and Exchange Law to be filed in connection with certain events that will have a material effect on a company's consolidated results, including, certain securities offerings. The status exchange report thereto was filed in connection with Shinsei' and YMS 6's holdings of interest of APLUS Co., Ltd.

Report on Purchase of Common Shares dated September 1, 2005
A report on purchase of common shares is required under the Securities and Exchange Law to be filed in connection with certain events that will have a material effect on a company's consolidated results, including, certain securities offerings. The report on purchase of common shares thereto was filed in connection with Shinsei's purchase of its own common shares. It states that no shares were purchased in August 2005.